UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

NeurogesX, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641252101

(CUSIP Number)

December 31, 2011

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641252101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,619,307 (1)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 2,619,307 (1)
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,619,307 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% (1)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) Based on 29,692,759 shares of common stock outstanding as of November 9, 2011 (as reported in Exhibit 99.(A)(1)(A) of the Issuer's Schedule TO filed with the Securities and Exchange Commission on November 14, 2011).

Item 1.	(a)	Name of Issuer:

NeurogesX, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2215 Bridgepointe Parkway, Suite 200, San Mateo, California  94404

Item 2.	(a)	Name of Person Filing:

Moshe Arkin

(b)	Address of Principal Business Office:

6 Hachoshlim St., Herzelia, Israel

(c)	Citizenship:

Israel

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

641252101

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2012

Moshe Arkin /s/ Menachem Inbar By: Menachem Inbar* Title: Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin, and attached hereto as Exhibit 1.

EXHIBIT NO.	DESCRIPTION

Exhibit 1
Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin (incorporated by reference to Exhibit 2 of the Schedule 13G filed by the Reporting Person on March 31, 2011).